Filed by Quepasa Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Quepasa Corporation
Commission File No.: 1-33105
Registration Statement File No.: 333-176235

On October 19, 2011, Insider Guides, Inc. issued the following press release:

myYearbook Ranked #1 Fastest Growing Company on Deloitte’s 2011 Greater Philadelphia Fast 50

Names myYearbook 26th Fastest Growing Technology Company in North America

New Hope, PA, October 19, 2011 – myYearbook (www.myyearbook.com), the best place to meet new people online and through mobile devices, today announced it has been awarded the #1 ranking on Deloitte’s 2011 Greater Philadelphia Fast 50 list. The list ranks the 50 fastest growing technology, media, telecommunications, life sciences and clean technology companies in the Greater Philadelphia region. Rankings are based on five-year revenue growth. In that period, myYearbook has grown its revenue nearly 7000-percent.

In addition, myYearbook ranked #26 on Deloitte’s 2011 Technology Fast 500, which recognizes the 500 fastest growing technology companies in North America, based on percentage of fiscal year revenue growth from 2006 to 2010. This is the first time the company has been named to both lists.

“We’re so honored to be recognized by Deloitte for both the Greater Philadelphia Fast 50 and the Technology Fast 500, and are incredibly proud of the great achievements our committed team has made since the company’s inception,” said Catherine Cook, co-founder of myYearbook. “Our focus is unwavering to become the worldwide leader in social discovery, and both award lists are a wonderful acknowledgement that we’re well on our way.”

“myYearbook, like all 2011 Greater Philadelphia Fast 50 companies, have excelled in fostering innovation and channeling it into spectacular growth – against the backdrop of one of the most a challenging economies in history,” said Tara L. Weiner, managing partner, Greater Philadelphia region, Deloitte LLP.  "Deloitte recognizes myYearbook for its remarkable accomplishment.”

This past year, myYearbook has been recognized by several other organizations, including the 2011 AlwaysOn Global 250, in which myYearbook was named in the “Consumer Interest” category; the 2011 Inc. 500| 5000 list, which ranked myYearbook #394; and the Ernst & Young Entrepreneurs of the Year 2011 Greater Philadelphia Award. myYearbook co-founder Catherine Cook and CEO Geoff Cook were both selected for that award.

About Deloitte’s 2011 Greater Philadelphia Fast 50
The 2011 Greater Philadelphia Fast 50, which was conducted by Deloitte & Touche LLP, a subsidiary of Deloitte LLP, provides a ranking of the fastest growing technology, media, telecommunications, life sciences and clean technology companies – both public and private - in the Greater Philadelphia region. 2011 Greater Philadelphia Fast 50 award winners are selected based on percentage fiscal year revenue growth from 2006 to 2010.

In order to be eligible for 2011 Greater Philadelphia Fast 50 recognition, companies must own proprietary intellectual property or technology that is sold to customers in products that contribute to a majority of the company's operating revenues. Companies must have base-year operating revenues of at least $50,000 USD, and current-year operating revenues of at least $5 million USD. Additionally, companies must be in business for a minimum of five years, and be headquartered within the Greater Philadelphia region.

About myYearbook
myYearbook makes meeting new people fun and easy online and on your mobile phone. myYearbook combines innovative social games, virtual goods, social applications, and a robust virtual currency called "Lunch Money" to facilitate introductions and break the ice. The average myYearbook member visits the site 13 times per month and spends 9 minutes per visit, making myYearbook one of the most engaging social media destinations on the Internet. According to comScore, myYearbook is one of the 40 most trafficked sites in the United States as measured by total time spent, total page views and by minutes per visitor per month. myYearbook started in a single high school in 2005 and has grown to over 32 million members worldwide. For more information please visit: www.myYearbook.com. myYearbook has a merger pending with Quepasa Corporation (NYSE Amex: QPSA), owner of popular Latino online social network Quepasa.com and social games publishing studio Quepasa Games, that is expected to close in November, 2011.

Contact:
Tammy Chan
Atomic PR for myYearbook
212.699.3646
tammy@atomicpr.com

Additional Information
This communication does not constitute an offer to sell or the solicitation of an offer to buy Quepasa’s securities or the solicitation of any shareholder vote or approval. This communication is being made in respect of the proposed transaction involving Quepasa and Insider Guides. In connection with the proposed transaction, Quepasa has filed with the SEC a registration statement on Form S-4 that includes a proxy statement and prospectus of Quepasa. Before making any voting or investment decision, investors and shareholders are urged to read carefully the proxy statement and prospectus regarding the proposed transaction and any other relevant documents filed by Quepasa with the SEC because they contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov), by accessing Quepasa’s website at www.quepasacorp.com under the heading “Investors” and then under the link “SEC Filings” and from Quepasa by directing a request to Quepasa Corporation, 324 Datura Street, Suite 114, West Palm Beach, FL 33401, Attention: Investor Relations.

Quepasa and its directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Quepasa’s directors and executive officers in its definitive proxy statement filed with the SEC on April 14, 2011. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and prospectus and other relevant materials filed with the SEC. You can obtain free copies of these documents from Quepasa using the contact information above.